EXHIBIT 11.1

CPI CORP. COMPUTATION OF (LOSS) INCOME PER SHARE - DILUTED
FISCAL YEARS ENDED FEBRUARY 7, 2009, FEBRUARY 2, 2008 AND FEBRUARY 3, 2007

in thousands except share and per share data	2008		2007	2006

Common shares outstanding at beginning of fiscal period	17,028,315		16,975,343	18,569,964
Shares issued during the period - weighted average	40,928		34,917	45,501
Retirement of common shares acquired through Dutch Auction self-tender offer - weighted average	-		-	(1,644,938)
Shares issuable under employee stock plans - weighted average	-	(a)	2,973	941
Dilutive effect of exercise of certain stock options	-	(a)	21,772	21,793

Less: Treasury stock - weighted average	(10,559,403)		(10,619,299)	(10,617,552)

Weighted average number of common and common equivalent shares	6,509,840		6,415,706	6,375,709

Net (loss) income applicable to common shares:
From continuing operations	$(6,724)		$4,017	$16,430
From discontinued operations	(961)		(441)	(103)

Net (loss) income	$(7,685)		$3,576	$16,327

Net (loss) income per common and common equivalent shares:
From continuing operations	$(1.03)		$0.63	$2.58
From discontinued operations	(0.15)		(0.07)	(0.02)

Earnings per common share	$(1.18)		$0.56	$2.56

(a)	The effect of stock options in the amount of 10,203 shares and 2,061 shares issuable under employee stock plans were not considered as the effect is antidilutive.